UBS AG
Postfach
8098 Zürich
Todd Tuckner
UBS AG Chief Financial Officer
Tel. +41-44 236 8600
Todd.tuckner@ubs.com
www.ubs.com
Ms. Cara Lubit and Mr. Robert Klein
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-1090
October 10, 2025
UBS AG
Form 20-F for the Fiscal Year Ended December 31, 2024
Filed March 17, 2025
File No. 001-15060
Dear Ms. Cara Lubit and Mr. Robert Klein,
We have reviewed the comments

raised in the Comment

Letter dated September

12, 2025 from the
Staff of the Securities and Exchange Commission relating to the annual report on Form 20-F for the fiscal

year

ended

December

31,

2024.

For

your

convenience,

we

have

set

out

the

text

of

each
Comment contained in the Comment Letter, followed by our responses.

Alternative performance measures, page

2

We note your disclosure, here and elsewhere,

that your alternative performance measures

("APMs")
may

qualify

as

non-GAAP

measures.

In

future

filings,

please

clearly

identify

all

APMs

that

are
considered to

be non-GAAP

financial measures

and to

the extent

that they

continue to

be presented,
ensure

that

you

provide

required

disclosures,

including

a

reconciliation,

under

Regulation

G

and
under Item 10(e) of Regulation S-K, as applicable.
UBS response:

In future filings, we

will clearly identify

all non-GAAP measures

and include a reference

to where the
required disclosure and reconciliation is presented in the filing.

The APM definition under Swiss

regulations is significantly broader than the

definition of non-GAAP
financial measures in Regulation

S-K, and hence not

all APMs used by

us are non-GAAP

measures.
For example, “cost/income

ratio” calculated as “operating

expenses divided by total

revenues” is an
APM for purposes

of the Swiss

rules (as it is

a ratio of

two required measures) but

is not a non-GAAP
financial measure.
With respect

to

Regulation G,

we

note

that

UBS

meets the

exemptive

criteria for

foreign

private
issuers.

UBS AG
Postfach
8098 Zürich
Todd Tuckner
UBS AG Chief Financial Officer
Tel. +41-44 236 8600
Todd.tuckner@ubs.com
www.ubs.com
1
UBS AG consolidated performance, page

68
We note your

disclosure, here

and on page

173, that

Portfolio management

and related services

and
Investment fund

fees totaled

$11,328 million

and $5,669

million for

2024, respectively,

and that
they are

predominantly in

Global Wealth

Management

and Asset

Management,

respectively. We also
note

your

disclosure

on

page

266

that

Recurring

net

fee

income

includes

these

revenues.

Please
expand your disclosure in future filings,

here or elsewhere as appropriate, for the

following items:
a.
Discuss

the

nature

of

these

revenue

streams

and

services,

and

describe

any

material
arrangement terms, such

as fee structure

and fee

rates. If applicable,

explain the correlation
of invested

assets and

fee-generating assets

to the

corresponding revenue

line items

at AG
and business division levels.
b.
Disclose

how

Portfolio

management and

related

services and

Investment

fund

fee

revenue
amounts

reconcile

to

the

Recurring

net

fee

income

and/or

any

other

applicable

business
division line amounts presented on pages 44 and

47.
c.
To the extent that revenue

line items at

AG or business

division levels are

impacted by

multiple
change drivers, expand your

discussion of period-over-period changes

to quantify the impacts
of each

material factor (e.g.,

acquisition, change in

invested asset

mix, fee

rate movements,
etc.).
UBS response:
UBS discloses

revenues in its

MD&A in

categories, including

recurring income

and transaction

income
for Global Wealth

Management and

Personal and

Corporate Banking

and net management

fees and
performance fees

for Asset

Management to

provide

investors with

a

better understanding

of the
most important

revenue sources

in these

divisions and

to facilitate

discussion in

the MD&A

of the
key drivers

affecting business

division results.

Definitions of

these measures

are included

in the

MD&A
and the table of Alternative

Performance Measures included

in the Annual Report.

This disclosure is
aligned with how management assesses business

performance.

With respect to the specific comments:
a.
In future Annual Reports, UBS will

expand its discussion of

products, services and fee structures
for each business division in “Our strategy, business model and environment” section.
b.
The

MD&A

discussion

of

net

fee

and

commission

income

in

the

“UBS

AG

consolidated
performance” section

of

the

MD&A

on

page

39

is

based

on

the

breakdown of

net

fee

and
1
Recurring

net

fee

income

of

GWM

includes

”fees

for

services

provided

on

an

ongoing

basis,

such

as

portfolio
management fees,

asset-based investment

fund fees

and custody

fees, which

are

generated on

client assets,

and
administrative fees for accounts.” Transaction-based income of GWM includes “the non-recurring portion of net fee and commission income, mainly

composed of brokerage and

transaction-based investment fund fees,

and credit card
fees, as well as

fees for payment and foreign

-exchange transactions, together with other

net income from financial
instruments measured at fair value through profit or loss”.
Asset Management

net management fees,

includes fund

management fees,

and transaction

fees, fund

administration
revenues (including net interest and trading income from lending activities and foreign-exchange hedging as part of
the fund services offering),

distribution fees, incremental fund-related expenses,

gains or losses

from seed money and
co-investments, funding

costs, the

negative pass-through

impact of

third-party performance

fees, and

other items
that are not Asset Management’s performance fees

UBS AG
Postfach
8098 Zürich
Todd Tuckner
UBS AG Chief Financial Officer
Tel. +41-44 236 8600
Todd.tuckner@ubs.com
www.ubs.com
commission

income

that

is

disclosed

in

Note

5

to

the

financial

statements

in

line

with

the
requirements

under

IFRS

15

Revenue

from

Contracts

with

Customers

and
IFRS

8

Operating
Segments
. In addition to

Global Wealth Management,

Personal & Corporate

Banking and Asset
Management,

our

UBS

AG

consolidated

performance

disclosure

also

includes

amounts
attributable to the Investment Bank

and Non-core & Legacy

performance segments, as well as
Group

Items. A

breakdown of

third-party

fee and

commission income

by business

division is
provided in the footnotes to the table in Note 5 to

the financial statements.
The information provided in the MD&A discussion for Global Wealth Management, Personal &
Corporate

Banking

and

Asset

Management

regarding

recurring,

transaction-based,
management

and

performance

fees

is

based

on

the

same

amounts

and

business

division
allocation as set

forth in Note

5 to the

financial statements, but is

presented on a

“net basis”
(that

is,

after

deduction

of

Fee

and

commission

expense,

defined

in

Note

1

to

the

financial
statements Summary of material accounting policies

as “expenses that are directly attributable
to

the

satisfaction

of

specific

performance

obligations

associated

with

the

generation

of
revenues”) since that is the

information used by management

in evaluating the performance

of
those divisions.

In future

filings we

will add

disclosure to

more fully

explain the

UBS AG

performance MD&A
disclosure

of

fee

and

commission

income,

with

reference

to

the

discussion

of

recurring,
transaction-based, management and

performance fees in

the MD&A

discussion of

the Global
Wealth Management, Personal &

Corporate Banking and Asset

Management business divisions
and to the net fee and commission income disclosed

in Note 5 to the financial statements.
c.
To

the extent that revenue line items at the UBS AG or business division levels are impacted by multiple change

drivers, we

will enhance

our disclosure

of period-over-period

changes

to provide
further

quantitative

disclosures

for

each

material

driver

that

would

enhance

an

investor’s
understanding of

our results

and are

reflective

of information

that management

considers in
understanding revenue changes.
Please do not hesitate to contact either Todd Tuckner at +41 44 236 8600 ( todd.tuckner@ubs.com )
or Dominique Crowe at +44 207 567 8158

(
dominique.crowe@ubs.com ) if you have any questions
or require additional information.

Yours faithfully,
UBS AG
/s/ Todd

Tuckner

/s/ Dominique Crowe
Todd

Tuckner

Dominique Crowe
UBS AG Chief Financial Officer

UBS AG Chief Accounting Officer